UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                       INCARA PHARMACEUTICALS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45324E103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
Mitchell D. Kaye, Manager                           with a copy to:
Brown Simpson Asset Management, LLC                 Steven E. Siesser, Esq.
152 West 57 Street                                  Lowenstein Sandler PC
21st Floor                                          65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45324E103
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Brown Simpson Asset Management, LLC
                               13-3954392
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)       Not
         (b)       Applicable
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   New York, United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                42,264,049*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):       Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 74.99%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IA
--------------------------------------------------------------------------------
______________________
* Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), is the holder of (i) 200 shares (the "Initial Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Incara Pharmaceuticals Corporation, a Delaware corporation (the "Company"), and (ii) warrants (the "Company Warrant"), subject to certain exercise restrictions contained therein, to purchase up to an aggregate of 50,000,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $.10 per share, which number of Warrant Shares and the exercise price are subject to adjustment as set forth therein. The Company Warrant contains a provision which provides that in no event shall the Company Warrant be exercisable, to the extent that the issuance of Warrant Shares thereunder, after taking into account the Initial Shares and any other shares of Common Stock then owned by Goodnow and its affiliates, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Goodnow and its affiliates, of more than 74.99% of the outstanding Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived by Goodnow.

Goodnow is also the holder of a Guaranty, dated as of July 28, 2003 and as amended on September 16, 2003 (the "Guaranty"), made by the Company in its favor pursuant to which, among other things, (i) the Company guaranteed the obligations of Incara, Inc., a wholly-owned subsidiary of the Company, under that certain Secured Convertible Promissory Note, dated July 28, 2003 (the "Note"), issued by Incara, Inc. to Goodnow in the aggregate principal amount of $3,000,000 and (ii) any cash payment made under the Note may be converted, at Goodnow's election, into shares of Common Stock at a conversion price of $.10 per share. Pursuant to the terms of the Note, the Note may not be prepaid by Incara, Inc. prior to its December 24, 2003 maturity date and, therefore, no shares of Common Stock are issuable in accordance with the terms of the Guaranty within the next 60 days, unless the maturity date is accelerated by Goodnow as a result of an event of default under the Note and a cash payment is thereafter made under the Note by or on behalf of Incara, Inc. As a result, for purposes of determining the beneficial ownership of Brown Simpson Asset Management, LLC, the reporting person, any shares of Common Stock issuable in accordance with the terms of the Guaranty have been excluded.



Item 1.  Security and Issuer.
         -------------------

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Incara Pharmaceuticals Corporation, a Delaware corporation (the "Company"). The Company has principal executive offices located at 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina 27709.


Item 2.  Identity and Background.
         -----------------------

          The person filing this statement is Brown Simpson Asset Management, LLC, a New York limited liability company ("BSAM"). The business address of BSAM is 152 West 57th Street, 21st Floor, New York, New York 10019.

          BSAM is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, BSAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow.

          Mitchell D. Kaye, whose business address is c/o Brown Simpson Asset Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the Manager of BSAM.

          BSAM has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kaye has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaye is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Pursuant to a certain Secured Convertible Promissory Note, dated July 28, 2003 (the "Note"), issued by Incara, Inc., a wholly-owned subsidiary of the Company, to Goodnow in the aggregate principal amount of $3,000,000, Goodnow has advanced $1,500,000 to Incara, Inc. as of the date hereof and will advance the remaining principal balance of the Note in accordance with the terms of a budget approved by Goodnow (the "$3M Financing"). The Note is convertible, at the option of Goodnow, into shares of common stock, par value $.001 per share, of Incara, Inc. at a conversion price of $.10 per share (which conversion price is subject to adjustment in accordance with the terms of the Note) and automatically converts into shares of common stock of Incara, Inc. upon consummation of the contemplated merger (the "Merger") of the Company with and into Incara, Inc., with Incara, Inc. emerging as the surviving entity. The obligations of Incara, Inc. under the Note are secured by a perfected, first-priority security interest in the assets of Incara, Inc. Each of the Company and Aeolus Pharmaceuticals, Inc., a wholly-owned subsidiary of the Company ("Aeolus"), have guaranteed the obligations of Incara, Inc. under the Note and the obligations of the Company and Aeolus pursuant to their respective guarantees are secured by a perfected, first-priority security interest in their respective assets. All funds advanced by Goodnow under the Note came directly from (or, in the case of the remaining principal amount to be advanced by Goodnow, will come directly from) the assets of Goodnow.

          Pursuant to a Debenture and Warrant Agreement, dated as of September 16, 2003, among the Company, Incara, Inc. and Goodnow (the "Debenture and Warrant Purchase Agreement"), Goodnow agreed to advance, subject to the satisfaction of certain conditions set forth therein (including, without limitation, the consummation of the Merger), up to an additional $5,000,000 to Incara, Inc. in accordance with the terms of a budget approved by Goodnow. In consideration for Goodnow entering into the Debenture and Warrant Purchase Agreement and agreeing to provide up to an additional $5,000,000 in financing to Incara, Inc. on the terms and subject to the conditions contained therein, (i) the Guaranty, dated as of July 28, 2003 (as amended, the "Guaranty"), made by the Company in favor of Goodnow was amended to permit Goodnow, at its election, to convert any cash payments made in satisfaction of the Company's obligations thereunder into Common Stock at a price of $.10 per share, (ii) Incara, Inc. issued Goodnow a warrant (the "Incara, Inc. Warrant"), subject to certain exercise restrictions contained therein, to purchase up to an aggregate of 50,000,000 shares of common stock of Incara, Inc. at an exercise price of $.10 per share, which Incara, Inc. Warrant expires upon consummation of the Merger and the number of shares issuable thereunder will be reduced, share for share, by the number of shares of Common Stock actually issued under the Company Warrant (as defined below) and the number of shares of common stock of Incara, Inc. actually issued under the Debenture (as defined below), (iii) the Company issued Goodnow a warrant (the "Company Warrant" and together with the Incara, Inc. Warrant, the "Warrants"), subject to certain exercise restrictions contained therein, to purchase up to an aggregate of 50,000,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $.10 per share (the "Warrant Exercise Price"), which Company Warrant expires upon consummation of the Merger and the number of Warrant Shares issuable thereunder will be (A) increased, to the extent of any cash payment made under the Note, in an amount determined by dividing the amount of any such cash payment by the then-existing Warrant Exercise Price (a "Warrant Share Increase Event"), and (B) reduced, share for share, by the number of shares of common stock of Incara, Inc. actually issued upon exercise of the Incara, Inc. Warrant or conversion of the Debenture, and (iv) Incara, Inc. will issue, upon closing of the transactions contemplated by the Debenture and Warrant Purchase Agreement, a Secured Convertible Debenture (the "Debenture" and together with the Note, the Debenture and Warrant Purchase Agreement, the Guaranty and the Warrants, the "Financing Transaction Documents") in the aggregate principal amount of $5,000,000, which Debenture is convertible into shares of common stock of Incara, Inc. at a conversion price of $.10 per share and the number of shares issuable upon conversion thereof will be reduced, share for share, by the number of shares of common stock of Incara, Inc. or Company Common Stock that are actually issued upon exercise of the Warrants following the issuance of the Debenture.

          The effect of the Financing Transaction Documents is that Goodnow will have the right to purchase (whether by (i) conversion of the principal amount of the Note into shares of common stock of Incara, Inc. or conversion of any payments made under the Guaranty into shares of Common Stock in accordance with the terms of the Guaranty, (ii) conversion of the principal amount of the Debenture into shares of common stock of Incara, Inc., and/or (iii) exercise of the Warrants) up to a maximum of 80,000,000 shares of common stock of the Company or Incara, Inc., plus such additional number of shares of common stock of the Company or Incara, Inc., as the case may be, that may be issuable at a price of $.10 per share upon conversion of the accrued but unpaid interest owing to Goodnow under the various Financing Transaction Documents. Pursuant to the terms of the Note, the Note may not be prepaid prior to its December 24, 2003 maturity date and, therefore, no shares of Common Stock are issuable upon conversion of payments made under the Guaranty within the next 60 days nor are any additional shares of Common Stock issuable under the Company Warrant as a result of a Warrant Share Increase Event within the next 60 days, unless the maturity date is accelerated by Goodnow as a result of an event of default under the Note and a cash payment is thereafter made under the Note or the Guaranty. As a result, for purposes of determining the beneficial ownership of Brown Simpson Asset Management, LLC, the reporting person, (i) any shares of Common Stock issuable in accordance with the terms of the Guaranty and (ii) any additional shares of Common Stock issuable under the Company Warrant as a result of a Warrant Share Increase Event, have been excluded.

          Each of the Guaranty and the Warrants contain, and the Debenture when issued will contain, provisions which provide that in no event shall the Guaranty or Debenture be convertible, or the Warrants be exercisable, to the extent that the issuance of any shares of common stock issuable upon conversion or exercise thereof, after taking into account the Initial Shares and any other shares then outstanding, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Goodnow and their affiliates of more than 74.99% of the common stock of either the Company or Incara, Inc. (the "Issuance Limitation"). The Issuance Limitation may not be waived by Goodnow.

          All funds to be advanced by Goodnow under the Debenture will come directly from the assets of Goodnow.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for the purpose of having the ability to direct the strategic course of the Company. The person filing this statement has no present intention to direct the day-to-day management and affairs of the Company. However, through the covenants in the Financing Transaction Documents, its minority position on the Company's board of directors and its ability to elect a majority of the board of directors by virtue of its stock ownership, the filing person has the ability, but not the present intention, to direct the day-to-day management and affairs of the Company.

          Pursuant to the terms of the Debenture and Warrant Purchase Agreement, Goodnow has agreed to provide up to an additional $5,000,000 in financing to Incara, Inc. in consideration for, among other things, the issuance of the Warrants and the Debenture and the shares of common stock of Incara, Inc. and/or Company Common Stock issuable upon exercise or conversion thereof. As set forth in the Debenture and Warrant Purchase Agreement, the Merger is one of the conditions precedent to Goodnow's obligation to provide the additional $5,000,000 in financing and, simultaneously with the execution and delivery of the Debenture and Warrant Purchase Agreement, the Company and Incara, Inc. entered into an Agreement and Plan of Merger and Reorganization. The Merger is subject to, among other things, the approval of the Company's stockholders. Pursuant to the Merger, it is contemplated that:

          o each share of Common Stock outstanding immediately prior to the Merger will be exchanged for the right to receive one share of Incara, Inc. common stock;

          o each share of the Company's Series B Preferred Stock outstanding immediately prior to the Merger will be exchanged for the right to receive one share of Series B Preferred Stock of Incara, Inc., with the same rights and privileges as the Company's Series B Preferred Stock; and

          o each share of the Company's Series C Preferred Stock outstanding immediately prior to the Merger will be converted into the right to receive 154.08320493 shares of common stock of Incara, Inc.

          Pursuant to the Debenture and Warrant Purchase Agreement, Goodnow has the right to designate one director to the board of directors of both the Company and Incara, Inc. provided Goodnow owns at least 10% and less than 20% of the outstanding Common Stock, on an as-converted, fully diluted basis. The number of directors Goodnow may designate increases to two if Goodnow owns more than 20% of the outstanding Common Stock on an as-converted, fully-diluted basis. After consummation of the Merger, and including the directors designated by Goodnow, the board of directors of Incara, Inc., the surviving entity, will consist of seven (7) directors.

          The Debenture and Warrant Purchase Agreement also provides for the payment of a break-up fee to Goodnow in the amount of Five Hundred Thousand Dollars ($500,000) in the event that the Company or Incara, Inc., as the case may be, enters into one of the extraordinary transactions described in the Debenture and Warrant Purchase Agreement.

          Other than as set forth above in this Item 4, BSAM has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

          Based upon information provided by the Company in the Debenture and Warrant Purchase Agreement, there were 14,095,531 shares of Common Stock issued and outstanding as of September 16, 2003. As of September 16, 2003, Goodnow owns 200 shares of Common Stock and has rights to acquire 80,000,000 shares of Common Stock pursuant to the Company Warrant and/or the Guaranty (excluding any additional shares of Common Stock that may be issued as a result of any interest due and payable on the Note or the Debenture). Pursuant to the terms of the Note, the Note may not be prepaid prior to its December 24, 2003 maturity date and, therefore, no shares of Common Stock are issuable upon conversion of the Guaranty within the next 60 days nor are any additional shares of Common Stock issuable under the Company Warrant as a result of a Warrant Share Increase Event within the next 60 days, unless the maturity date is accelerated by Goodnow as a result of an event of default under the Note and a cash payment is thereafter made under the Note or the Guaranty. As a result, for purposes of determining the beneficial ownership of Brown Simpson Asset Management, LLC, the reporting person, (i) any shares of Common Stock issuable in accordance with the terms of the Guaranty and (ii) any additional shares of Common Stock issuable upon under the Company Warrant as a result of a Warrant Share Increase Event, have been excluded. As a result of the Issuance Limitation, the Company Warrant is, within the next 60 days, exercisable for an aggregate of 42,263,849 shares of Common

Stock. BSAM is the sole manager of Goodnow. Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, BSAM possesses the sole power to vote and direct the disposition of all securities held by Goodnow. Thus, as of September 16, 2003, for the purposes of Reg. Section 240.13d-3 of the Securities Exchange Act of 1934, as amended, BSAM may be deemed to beneficially own 42,264,049 shares of Common Stock, or 74.99% of the shares of Common Stock deemed issued and outstanding as of that date.

          The 200 shares of Common Stock currently owned by Goodnow were acquired directly from the Company at a price of $0.17 per share pursuant to a Subscription Agreement, dated as of August 28, 2003, by and between Goodnow and the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

          In connection with the $3M Financing, in addition to the Guaranty issued to the Company by Goodnow, Goodnow and the Company entered into a Security Agreement, dated July 28, 2003 (the "Initial Security Agreement"), pursuant to which, among other things, the Company granted Goodnow a security interest in all of its assets to secure the Company's obligations under the Guaranty.

          In connection with the financing transactions described herein, (i) the Company, Incara, Inc. and Goodnow entered into a Registration Rights Agreement, dated September 16, 2003, requiring the Company and Incara, Inc. to register for resale the shares of common stock issuable upon conversion and/or exercise, as the case may be, of the Note, the Guaranty, the Warrants and the Debenture, by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and performing certain obligations related to such registration, and (ii) the Company, Goodnow and certain stockholders of the Company entered into a Voting Agreement pursuant to which, among other things, such stockholders agreed to grant an irrevocable proxy to Goodnow to vote such stockholder's shares of Common Stock in favor of the Merger.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between BSAM and any person or entity.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          1. Secured Convertible Promissory Note, dated July 28, 2003, in the aggregate principal amount of $3,000,000 issued by Incara, Inc. to Goodnow Capital, L.L.C. as successor-by-merger to Goodnow Capital, Inc., incorporated by reference to Exhibit 10.97 to the Quarterly Report of Incara Pharmaceuticals Corporation on Form 10-Q for the fiscal quarter ended June 30, 2003.

          2. Security Agreement, dated as of July 28, 2003, between Incara Pharmaceuticals Corporation and Goodnow Capital, L.L.C. as successor-by-merger to Goodnow Capital, Inc., incorporated by reference to Exhibit 10.99 to the Quarterly Report of Incara Pharmaceuticals Corporation on Form 10-Q for the fiscal quarter ended June 30, 2003.

          3. Subscription Agreement, dated as of August 28, 2003, by and between Incara Pharmaceuticals Corporation and Goodnow Capital, L.L.C.

          4. Guaranty, dated as of July 28, 2003 and as amended on September 16, 2003, made by Incara Pharmaceuticals Corporation in favor of Goodnow Capital, L.L.C. as successor-by-merger to Goodnow Capital, Inc., incorporated by reference to Exhibit 10.98 to the Quarterly Report of Incara Pharmaceuticals Corporation on Form 10-Q for the fiscal quarter ended June 30, 2003.

          5. Debenture and Warrant Purchase Agreement, dated as of September 16, 2003, among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C., incorporated by reference to Exhibit 10.100 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          6. Warrant, dated September 16, 2003, issued by Incara Pharmaceuticals Corporation in favor of Goodnow Capital, L.L.C., incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          7. Warrant, dated September 16, 2003, issued by Incara, Inc. in favor of Goodnow Capital, L.L.C., incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          8. Form of Secured Convertible Debenture to be issued pursuant to the Debenture and Warrant Purchase Agreement.

          9. Agreement and Plan of Merger and Reorganization, dated as of September 16, 2003, by and between Incara Pharmaceuticals Corporation and Incara, Inc., incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          10. Registration Rights Agreement, dated as of September 16, 2003, among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C., incorporated by reference to Exhibit 10.101 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          11. Voting Agreement, dated as of September 16, 2003, among Incara Pharmaceuticals Corporation, Goodnow Capital, L.L.C. and certain stockholders of Incara Pharmaceuticals Corporation.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            September 26, 2003

                                            BROWN SIMPSON ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       EXHIBIT 3


                             SUBSCRIPTION AGREEMENT


          Subscription Agreement, dated August 28, 2003 (the "Agreement"), by and between Incara Pharmaceuticals Corporation, a Delaware corporation (the "Company"), and Goodnow Capital, L.L.C., a Delaware limited liability company (the "Subscriber").

                               W I T N E S S E T H

          WHEREAS, the Company desires to issue and sell to the Subscriber, and the Subscriber desires to subscribe for and purchase, two hundred (200) shares (the "Shares") of the Company's Common Stock, par value $0.001 per share (the "Common Stock"), for an aggregate purchase price of $34.00 (the "Purchase Price") or $0.17 per share.

          NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the parties hereto agrees as follows:

          Section 1.  Purchase and Sale of Common Stock.

          Upon the terms and subject to the conditions of this Agreement, the Company is hereby selling, assigning, transferring, conveying and delivering to the Subscriber the Shares, and the Subscriber is hereby purchasing the Shares from the Company in exchange for the Purchase Price.

          Section 2.  Access to Information.

          The Subscriber is fully familiar with the affairs of the Company, including without limitation, its business, condition and current operations. The Company has provided to the Subscriber an opportunity to ask questions and receive answers concerning the business, condition and current operations of the Company and the terms and conditions of this subscription.

          Section 3.  Subscriber's Acknowledgments.

          The Company has disclosed to the Subscriber and the Subscriber understands that:

               (a) The Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or state securities laws and, therefore, the Shares cannot be resold or transferred unless they are subsequently registered under the Act and applicable state securities or "Blue Sky" laws or exemptions from such registration are available.

               (b) A legend summarizing the restrictions on transfer of the Shares will be placed on the Shares.

               (c) The Shares have not been registered under the Act in reliance upon an exemption under the provisions of the Act which depends, in part, upon the investment intent of the purchaser. In this regard, the Subscriber understands that it is the position of the Securities and Exchange Commission (the "SEC") that the statutory basis for such exemption would not be present if the representation of the purchaser merely meant that its present intention was to hold such Shares for a short period, such as the capital gains period of the Internal Revenue Code, for a deferred sale, for a market rise, or for a sale if the market does not rise (assuming that a market develops) for a year, or for any other fixed period. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with this investment representation, and the SEC might regard such a sale or disposition as a deferred sale to which the exemption is not available.

               (d)  No  federal  or  state  agency  has  made  any   finding  or
determination as to the fairness of the investment, nor have they made any recommendation or endorsement concerning the Shares.

               (e) This Agreement is not revocable by the Subscriber and the Subscriber is executing this Agreement intending to be legally bound thereby.

               (f) For the sale of stock contemplated by this Agreement, the Subscriber hereby waives the prohibition on sales of stock by the Company contained in Section 8(d) of the Guaranty dated July 28, 2003 issued by the Company in favor of the Subscriber.

          Section 4.  Subscriber's Representations.

          The Subscriber hereby represents and warrants to the Company as follows:

               (a) The Subscriber is a validly existing limited liability company under the laws of the State of Delaware, and has all requisite power and authority to purchase the Shares pursuant to this Agreement. The person signing this Agreement on behalf of the Subscriber has been duly authorized to act on behalf of and to bind the Subscriber.

               (b) This Agreement has been duly executed and delivered by the Subscriber and constitutes a valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors' rights generally or by general equitable principles and except insofar as the enforceability of any provision of such agreement would be restricted or void by reason of public policy.

               (c) The Subscriber is acquiring the Shares for its own account for investment only and not for or with a view to resale or distribution.

               (d) The Subscriber can bear the economic risk of losing its entire investment in the Shares. The Subscriber is prepared to bear the economic risk of this investment for an indefinite time. The Subscriber is an "accredited investor" as that term is defined in Rule 501 of the Act.

          Section 5.  Representations of the Company.

          The Company hereby represents and warrants to the Subscriber as follows:

               (a) The Company is duly incorporated, validly existing and in good standing in its jurisdiction of incorporation. The Company has full power and authority to enter into, deliver and perform this Agreement, and it has taken all action required to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated hereby, and the person signing this Agreement on behalf of the Company has been duly authorized to act on behalf of and to bind the Company.

               (b) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors' rights generally or by general equitable principles and except insofar as the enforceability of any provision of such agreements would be restricted or void by reason of public policy.

               (c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate, conflict with or result in an event of default under any agreement or contract to which the Company is a party or by which it is bound, (ii) violate any applicable law, ordinance, rule or regulation of any governmental body having jurisdiction over the Company or its business or any order, judgment or decree applicable to the Company, (iii) require the Company to obtain the consent of any third party, (iv) result in the creation of any liens, claims, charges or encumbrances on the Shares, or (v) violate any provision of its certificate of incorporation or by-laws.

               (d) All of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable. The Shares have been duly and validly authorized and, when issued and delivered and paid for, will be duly and validly issued and fully paid.

          Section 6.  Deliveries.

               (a) Simultaneously with the execution of this Agreement, the Subscriber shall deliver to the Company the Purchase Price, payable by wire transfer to an account of the Company or by a certified or official bank check.

               (b) Immediately after the Company's receipt of the executed signature page from the Subscriber and the Purchase Price for the Shares, the Company shall instruct its stock transfer agent to deliver to the Subscriber certificates representing the Shares registered in the name of the Subscriber or its nominees.

          Section 7.  Miscellaneous.

               (a) This Agreement, and all matters arising directly or indirectly hereunder, shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law principles thereof.

               (b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by the Company and the Subscriber.

               (c) This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all of which shall together constitute one and the same instrument.














                            [SIGNATURES ON NEXT PAGE]

          IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the date first above written.


                                 INCARA PHARMACEUTICALS CORPORATION


                                 By:
                                    --------------------------------------------
                                    Name:  Clayton I. Duncan
                                    Title: President and Chief Executive Officer


                                 GOODNOW CAPITAL, L.L.C.


                                 By:
                                    --------------------------------------------
                                    Name:  Mitchell D. Kaye
                                    Title: Authorized Person

                                                                       EXHIBIT 8


                          SECURED CONVERTIBLE DEBENTURE




$5,000,000*                                                    Maturity Date:
                                                               December 24, 2004

          FOR VALUE RECEIVED, Incara, Inc. (f/k/a Incara Cell Technologies, Inc.), a Delaware corporation (the "Maker"), hereby promises to pay to the order of Goodnow Capital, L.L.C., a Delaware limited liability company and the successor-by-merger to Goodnow Capital, Inc., or its successors, assigns and legal representatives (the "Holder"), at 152 West 57th Street, 21st Floor, New York, New York 10019, or at such other location as the Holder may designate from time to time, the aggregate principal sum of all advances (each, an "Advance" and, collectively, the "Advances") made by the Holder to the Maker, in lawful money of the United States of America, together with interest on each such Advance at a rate of 10% per annum. This Secured Convertible Debenture (this "Debenture") is the Debenture of the Maker referred to in that certain Debenture and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of September 16, 2003, by and among the Holder, the Maker and Incara Pharmaceuticals Corporation, a Delaware corporation and the parent of the Maker (the "Parent"). This Debenture is subject to the terms and conditions of the Purchase Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Purchase Agreement.

          1. Advances. Subject to the terms and conditions contained herein and in the Purchase Agreement, the Holder shall make Advances to the Maker from time to time upon 10 Business Days written request of the Maker, subject to an aggregate limit of Five Million Dollars ($5,000,000)**, and only in accordance with the terms of the budget attached hereto as Exhibit A (the "Budget") or any development plan (the "Plan") approved in writing by the Holder. The proceeds of any Advance shall be used by the Maker only for the specific purposes set forth in the Budget or the Plan. For purposes of clarity, the reference in the preceding sentence to the Maker's use of proceeds of any Advance shall be deemed to include the making of advances to Parent prior to the Merger for its payment of those payables specified in the Budget. The principal amount of each Advance made by the Holder and all payments made by the Maker shall be entered by the Holder on its books and records; which books and records shall be conclusive evidence of the amounts outstanding hereunder absent manifest error.

_________________
* The face value of this Debenture will be reduced on a dollar for dollar basis by the aggregate exercise price paid by the Holder upon exercise of the Warrants (as defined in the Purchase Agreement) prior to the issuance of this Debenture.

** The aggregate limit of $5,000,000 will be reduced on a dollar for dollar basis by the aggregate exercise price paid by the Holder upon exercise of the Warrants (as defined in the Purchase Agreement) prior to the issuance of this Debenture.

          2. Maturity Date. Subject to acceleration as provided herein, the aggregate principal amount of the Advances and accrued interest thereon shall be due and payable on December 24, 2004 (the "Maturity Date").

          3. Interest on Overdue Amounts. If the Maker fails to pay any amount hereunder when due, whether on the Maturity Date, upon acceleration or otherwise, and such failure continues for a period of five (5) Business Days or more, interest shall thereafter accrue on any overdue amounts at a rate of 15% per annum until paid in full.

          4. Calculation of Interest Interest hereunder shall be calculated on the basis of a 360-day year for the actual number of days elapsed.

          5. Prepayment. The Maker may not prepay this Debenture at any time without the prior written consent of the Holder. Any permitted prepayments hereunder shall be applied first, to the payment of any expenses then owed to the Holder, second, to accrued interest on this Debenture and third, to the payment of the principal outstanding under this Debenture. The Maker shall not have the right to set off or otherwise deduct from amounts payable by it hereunder any amounts whether liquidated or unliquidated, which the Holder or any of its Affiliates may owe to the Maker, which right is hereby expressly waived to the maximum extent permitted by applicable law.

          6.  Conversion.

               (a) At any time on or prior to the Maturity Date, the Holder shall have the right to convert all or any portion of the principal of and accrued interest on this Debenture into a number (rounded down in the case of any fractional shares) of fully paid and non-assessable shares of common stock, par value $.001 per share, of the Maker (the "Common Stock") equal to the amount being converted divided by $0.10 (the "Conversion Price"), which Conversion Price assumes that the Parent Common Stock will be converted into Common Stock on a one-for-one basis in the Merger. The Conversion Price shall be appropriately adjusted for stock splits, reverse stock splits, reclassifications, recapitalizations, or other similar occurrences affecting the number of shares of Common Stock outstanding or the number of shares of Parent Common Stock outstanding prior to the Merger. The number of shares of Common Stock issuable upon conversion of this Debenture shall be reduced, share for share, by the number of (i) shares of Parent Common Stock that are actually issued following the issuance of this Debenture upon exercise of the Parent Warrant and (ii) shares of Common Stock that are actually issued following the issuance of this Debenture upon exercise of the Company Warrant.

               (b) To effect the conversion of this Debenture, the Holder shall surrender this Debenture to the Maker together with a written notice of conversion specifying the date on which such conversion is to be effected, which date may not be less than two Business Days after the date of such notice, unless the Maker consents to an earlier date (such date, the "Conversion Date") and a representation letter to the Maker containing customary private placement representations and warranties so that the issuance of the shares of Common Stock upon conversion of this Debenture shall be exempt from registration under the 1933 Act. Promptly following the Conversion Date (but in no event more than three (3) Business Days thereafter), the Maker shall issue to the Holder the shares of Common Stock into which this Debenture has been converted, registered in the name of the Holder or its nominee and shall deliver the certificate(s) representing such shares to the Holder at the address specified by the Holder, and, unless the Holder has converted all of the principal and accrued interest on this Debenture into Common Stock, a new Debenture representing the principal and accrued interest which the Holder did not convert into Common Stock (which new Debenture shall be in the form of this Debenture and shall continue to be convertible into shares of Common Stock at the Holder's election). From and after the Conversion Date, the Holder shall be treated for all purposes as the owner of the shares of Common Stock into which this Debenture has been converted and the certificate(s) for such shares shall be issued as of the Conversion Date.

               (c) Notwithstanding anything herein to the contrary, in no event shall the Holder be entitled to convert any portion of this Debenture in excess of that portion of this Debenture upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its Affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Debenture or the unexercised or unconverted portion of any other security of the Holder subject to a limitation on exercise or conversion analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Debenture with respect to which the determination of this Section 6(c) is being made, would result in beneficial ownership by the Holder and its Affiliates of more than 74.99% of the then outstanding shares of Common Stock. For purposes of the immediately preceding sentence, "beneficial ownership" shall be determined in accordance with Section 13(d) of the 1934 Act and Regulation 13D-G thereunder, except as otherwise provided in clause (1) of such sentence. As used in this Section 6(c), the term "Affiliate" means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the 1933 Act.

               (d) The Maker shall, at all times prior to full conversion or satisfaction of this Debenture, reserve a sufficient number of duly authorized shares of Common Stock to satisfy the conversion rights granted to the Holder hereunder without regard to the limitations specified in Section 6(c). When the shares of Common Stock issuable upon the conversion of this Debenture are authorized for quotation on Nasdaq or listing on the New York Stock Exchange (or authorized for listing or quotation on any other national securities exchange or the Over-the-Counter Bulletin Board or the "pink sheets", as the case may be), the Maker shall keep the shares of Common Stock issuable upon the conversion of this Debenture authorized for quotation on Nasdaq or listing on the New York Stock Exchange (or authorized for listing or quotation on any other national securities exchange or the Over-the-Counter Bulletin Board or the "pink sheets", as the case may be).

               (e) Except as provided in Section 6(f) below, if and whenever the Maker shall issue or sell, or is, in accordance with any of Sections 6(e)(i) through (vi) hereof, deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale, then and in each such case (a "Trigger Issuance") the then-existing Conversion Price shall be reduced, as of the close of business on the effective date of the Trigger Issuance, to a Conversion Price determined as follows:

                  Adjusted Conversion Price = (A x B) + D
                                              -----------
                                                A+C

                           where

               A = the number of shares of Common Stock outstanding (including any Additional Shares of Common Stock (as defined below) immediately preceding such Trigger Issuance);

               B = the Conversion Price in effect immediately preceding such Trigger Issuance;

               C = the number of Additional Shares of Common Stock (as adjusted for stock splits, stock combinations, recapitalizations, and dividends and the like) outstanding or deemed outstanding hereunder as a result of such Trigger Issuance; and

               D = the aggregate consideration, if any, received or deemed to be received by the Maker upon such Trigger Issuance.

          For purposes of this Section 6(e), "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Maker or deemed to be issued pursuant to the provisions of this Section 6(e), except for those issuances covered by Section 6(f) below.

          For purposes of this Section 6(e), the following Sections 6(e)(i) to 6(e)(vi) shall also be applicable (subject, in each such case, to the provisions of Section 6(f) below):

               (i) Issuance of Rights or Options. In case at any time the Maker shall in any manner grant (directly and not by assumption in the Merger) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities"), whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (A) the sum (which sum shall constitute the applicable consideration) of

          (x) the total amount, if any, received or receivable by the Maker as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Maker upon the exercise of all such Options, plus (z) in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price. Except as otherwise provided in Section 6(e)(iii), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

               (ii) Issuance of Convertible Securities. In case the Maker shall in any manner issue or sell (directly and not by assumption in the Merger) any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (A) the sum (which sum shall constitute the applicable consideration) of
          (x) the total amount received or receivable by the Maker as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Maker upon the conversion or exchange thereof, by (B) the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such
          Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price, provided that except as otherwise provided in Section 6(e)(iii), no adjustment of the Conversion Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities and no further adjustment of the Conversion Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been made pursuant to the other provisions of Section 6(e).

               (iii) Change in Option Price or Conversion Rate. Upon the happening of any of the following events, namely, if (A) the purchase price provided for in any Option referred to in Section 6(e)(i) hereof, (B) the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Sections 6(e)(i) or 6(e)(ii), or (C) the rate at which Convertible Securities referred to in Sections 6(e)(i) or 6(e)(ii) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

               (iv) Consideration for Stock. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Maker therefor, after deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash or for a consideration including cash and such other consideration, the amount of the consideration other than cash received by the Maker shall be deemed to be the fair value of such consideration as determined in good faith by the board of directors of the Maker, after deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Maker in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Maker, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the board of directors of the Maker.

               (v)  Record  Date.  In case the Maker  shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be. If the Maker shall have taken a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

               (vi) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Maker or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof) shall be considered an issue or sale of Common Stock for the purpose of this Section 6(e).

               (f) Anything herein to the contrary notwithstanding, the Maker shall not be required to make any adjustment of the Conversion Price in the case of the issuance of (i) capital stock, Options or Convertible Securities issued to directors, officers, employees or consultants of the Maker in connection with their service as directors of the Maker, their employment by the Maker or their retention as consultants by the Maker pursuant to any employee benefit plans or programs approved by the board of directors of the Maker or any committee thereof, (ii) shares of Common Stock upon the conversion or exercise of Options or Convertible Securities outstanding as of September 12, 2003, and (iii) shares of Common Stock issued or issuable by reason of a dividend, stock split or other distribution payable pro rata to all holders of Common Stock (but only to the extent that such a dividend, split or distribution results in an adjustment in the Conversion Price pursuant to the other provisions of this Debenture).

               (g)  With each adjustment  to the  Conversion  Price  pursuant to
Section 6(e), the Maker shall deliver to the Holder a certificate signed by its chief financial or executive officer setting forth, in reasonable detail, the event requiring the adjustment to the Conversion Price, the method by which such adjustment was calculated, and the Conversion Price after giving effect to such adjustment, which shall be mailed by first class mail, postage prepaid to the Holder.

          7. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

               (a) The Maker shall fail to pay any amount under this Debenture when due (whether at the Maturity Date, upon acceleration or otherwise);

               (b) (i) the Maker shall fail to use the proceeds of any Advance only for the specific purposes set forth in the Budget or the Plan or (ii) the Maker or any other party thereto (other than the Holder) shall fail to observe or perform or otherwise default or breach any of the covenants set forth herein or in any of the Transaction Documents;

               (c) Any representation or warranty made by the Maker in this Debenture or any of the Transaction Documents shall have been untrue or misleading in any material respect when made;

               (d) The Maker fails to make a required payment or payments on indebtedness for borrowed money of Twenty-Five Thousand Dollars ($25,000) or more in aggregate principal amount;

               (e) There shall have occurred an acceleration of the stated maturity of any indebtedness for borrowed money of the Maker of Twenty-Five Thousand Dollars ($25,000) or more in aggregate principal amount;

               (f) Any covenant, agreement or obligation of the Maker in any of the Security Documents (as defined in Section 8) shall cease to be enforceable, or shall be determined to be unenforceable in any material respect; or any of the security interests granted to the Holder in any of the Security Documents shall be determined to be void, voidable, invalid or unperfected, are subordinated or are ineffective to provide the Holder with a perfected, first priority security interest in the collateral covered by any of the Security Documents;

               (g) Any Event of Default shall have occurred and be continuing under any of the Security Documents or any Other Transaction Document;

               (h) The Maker shall merge or consolidate with or into any other person or entity, sell, transfer, lease or otherwise dispose of all or any substantial portion of its assets in one transaction or a series of related transactions, participate in any share exchange, consummate any recapitalization, reclassification, reorganization or other business combination transaction or adopt a plan of liquidation or dissolution or agree to do any of the foregoing (other than the Merger in accordance with the Agreement and Plan of Merger);

               (i) The Merger shall not have been consummated in accordance with the Agreement and Plan of Merger on or before December 24, 2003;

               (j) The Merger shall not for any reason result in the automatic conversion of Parent's outstanding Series C Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), into shares of Common Stock immediately upon consummation of the Merger at a conversion price of $6.490 per share or any holder of the Series C Preferred Stock shall commence, prior to the consummation of the Merger, an action, suit or proceeding to avoid or contest such conversion;

               (k) One or more judgments in an aggregate amount in excess of Twenty-Five Thousand Dollars ($25,000) shall have been rendered against the Maker or the Parent and such judgment or judgments remain undischarged or unstayed for a period of sixty (60) days after such judgment or judgments become or became, as the case may be, final and unappealable;

               (l)  The  Maker  shall  have  applied  for  or  consented  to the appointment of a custodian, receiver, trustee or liquidator, or other court-appointed fiduciary of all or a substantial part of its properties; or a custodian, receiver, trustee or liquidator or other court appointed fiduciary shall have been appointed with or without the consent of the Maker; or the Maker is generally not paying its debts as they become due by means of available assets or is insolvent, or has made a general assignment for the benefit of creditors; or the Maker files a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or seeking to take advantage of any insolvency law, or an answer admitting the material allegations of a petition in any bankruptcy, reorganization or insolvency proceeding or has taken action for the purpose of effecting any of the foregoing;  or  if,  within  sixty  (60)  days  after  the  commencement  of any proceeding against the Maker seeking any reorganization, rehabilitation, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the Federal bankruptcy code or similar order under future similar legislation, the appointment of any trustee, receiver, custodian, liquidator, or other court-appointed fiduciary of the Maker or of all or any substantial part of its properties, such order or appointment shall not have been vacated or stayed on appeal or otherwise or if, within sixty (60) days after the expiration of any such stay, such order or appointment shall not have been vacated (collectively, an "Insolvency Event"); or

               (m) any Insolvency Event shall have occurred with respect to the Parent.

          Upon the occurrence of any Event of Default, the Holder may, at its option, declare all amounts due hereunder to be due and payable immediately and, upon any such declaration, the same shall become and be immediately due and payable. If an Event of Default specified in clauses (l) or (m) occurs, then all amounts due hereunder shall become immediately due and payable without any declaration or other act on the part of the Holder. Upon the occurrence of any Event of Default, the Holder may, in addition to declaring all amounts due hereunder to be immediately due and payable, pursue any available remedy, whether at law or in equity, including, without limitation, exercising its rights under the Security Documents. If an Event of Default occurs, the Maker shall pay to the Holder the reasonable attorneys' fees and disbursements and all other out-of-pocket costs incurred by the Holder in order to collect amounts due and owing under this Debenture or otherwise to enforce the Holder's rights and remedies hereunder and under the Security Documents.

          8.  Secured Obligation; Affirmation of Collateral.

               (a) This Debenture and the indebtedness evidenced hereby are deemed future advances and are obligations secured by (i) the Amended Company Security Agreement, (ii) the Amended and Restated Parent Guaranty, (iii) the Amended Parent Security Agreement, (iv) the Amended and Restated Aeolus Guaranty, and (v) the Amended Aeolus Security Agreement (collectively, as amended or modified, the "Security Documents").

               (b) The Maker hereby warrants and agrees that the liens granted under the Security Documents are validly perfected liens securing all of the existing and future Obligations (as defined in each of the Security Documents) owing by the Maker to the Holder, whether direct or indirect.

               (c) The Maker acknowledges and agrees that each of the Security Documents remains in full force and effect and that the Holder's rights and remedies thereunder are not intended to be limited by, and are not limited by, this Debenture.

          9. Reimbursement of Expenses. In addition to its other obligations hereunder, not later than the close of business on the date hereof or one (1) Business Day after receipt of an invoice therefor, the Maker shall reimburse the Holder for the fees and disbursements incurred by the Holder's counsel in connection with the preparation, negotiation, execution and enforcement of this Debenture.

          10. Waiver of Presentment, Demand and Dishonor. The Maker hereby waives presentment for payment, protest, demand, notice of protest, notice of non-payment and diligence with respect to this Debenture, and waives and renounces all rights to the benefit of any statute of limitations or any moratorium, appraisement, exemption or homestead now provided or that hereafter may be provided by any federal or applicable state statute, including but not limited to exemptions provided by or allowed under the Federal Bankruptcy Code, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Debenture and any and all extensions, renewals and modifications hereof.

          No failure on the part of the Holder hereof to exercise any right or remedy hereunder with respect to the Maker, whether before or after the happening of an Event of Default, shall constitute a waiver of any future Event of Default or of any other Event of Default. No failure to accelerate the debt of the Maker evidenced hereby by reason of an Event of Default or indulgence granted from time to time shall be construed to be a waiver of the right to insist upon prompt payment thereafter; or shall be deemed to be a novation of this Debenture or a reinstatement of such debt evidenced hereby or a waiver of such right of acceleration or any other right, or be construed so as to preclude the exercise of any right the Holder may have, whether by the laws of the state governing this Debenture, by agreement or otherwise; and the Maker hereby expressly waives the benefit of any statute or rule of law or equity that would produce a result contrary to or in conflict with the foregoing.

          11. Amendment; Waiver. No modification, alteration, waiver or change of any of the provisions hereof shall be effective unless in writing and signed by the Maker and the Holder and, then, only to the extent set forth in such writing.

          12. Governing Law; Consent to Jurisdiction. This Debenture shall be binding upon the Maker and its successors, assigns and legal representatives. The validity, construction and interpretation of this Debenture will be governed, and construed in accordance with, the laws of the State of New York.

THE MAKER HEREBY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS DEBENTURE AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

          The Maker irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Debenture and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on the Maker anywhere in the world by the same methods as are specified for the giving of notices under the Purchase Agreement. The Maker irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Maker irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.














                            [SIGNATURES ON NEXT PAGE]

          IN WITNESS WHEREOF, the undersigned has duly executed this Debenture on behalf of the Maker as of the date set forth below.


ATTEST:                                     INCARA, INC.




_____________________                       By:_________________________________
Name:                                          Name:
                                               Title:



Dated:  __________ __, 2003






















                    [Convertible Debenture - Signature Page]

                                                                      EXHIBIT 10


                                VOTING AGREEMENT


          THIS VOTING AGREEMENT, is made as of September 16, 2003 (this "Agreement"), by and among Goodnow Capital, L.L.C., a Delaware limited liability company ("Lender"), the persons listed on Exhibit A hereto (collectively, the "Stockholders" and each a "Stockholder"), and Incara Pharmaceuticals Corporation, a Delaware corporation ("Incara").

                              W I T N E S S E T H:
                              - - - - - - - - - -

          WHEREAS, as of the date hereof, each Stockholder owns (either beneficially or of record) the number of shares of Incara common stock, par value $0.001 per share (the "Incara Common Stock"), set forth opposite such Stockholder's name on Exhibit A hereto (all such shares of Incara Common Stock and any shares of capital stock of Incara hereafter acquired by the Stockholders, including any shares of Incara Common Stock whether or not set forth on Exhibit A hereto that are issued upon the exercise of options, warrants or other rights to purchase or acquire Incara Common Stock (the "Incara Options") held by such Stockholders, are collectively referred to herein as the "Shares"); and

          WHEREAS, affiliates of the Lender and Incara have entered into a non-binding letter of intent, dated July 18, 2003 (the "LOI"), providing for (i) the financing of up to an aggregate amount of $8,000,000 by the Lender in Incara, Inc. (f/k/a Incara Cell Technologies, Inc.), a Delaware corporation and a wholly-owned subsidiary of Incara ("ICT"), and (ii) the merger of Incara with and into ICT (the "Merger"); and

          WHEREAS, the Lender has agreed to make and has made certain advances to ICT pursuant to the terms and conditions of a certain Convertible Secured Promissory Note, dated as of July 28, 2003, in the maximum principal amount of $3,000,000, made by ICT payable to the order of the Lender (the "$3M Note"); and

          WHEREAS, concurrently herewith, Incara, ICT and the Lender are entering into a Debenture and Warrant Purchase Agreement (the "Purchase Agreement") pursuant to which, among other things, (i) the Lender will loan ICT the balance of the $8,000,000 contemplated by the LOI, on and subject to the terms and conditions stated therein, (ii) Incara will issue to the Lender a warrant (the "Incara Warrant") to purchase 50,000,000 shares of Incara Common Stock, subject to adjustment in accordance with the terms of the Incara Warrant and (iii) the Guaranty, dated July 28, 2003, made by Incara in favor of the Lender will be amended (the "Amendment") to provide Lender with the right to convert any cash payments made under the $3M Note into shares of Incara Common Stock; and

          WHEREAS, concurrently herewith, Incara and ICT are entering into an Agreement and Plan of Merger (the "Merger Agreement") which provides, upon the terms and subject to the conditions thereof, for the Merger; and

          WHEREAS, as a condition to the willingness of the Lender to enter into the Purchase Agreement and provide ICT with the balance of the $8,000,000 contemplated by the LOI, Incara has requested that each Stockholder agree, and, in order to induce Lender to enter into the Purchase Agreement and provide such financing, each such Stockholder is willing to agree, to vote and to grant Lender an irrevocable proxy to vote the Shares pursuant to the terns and conditions hereof;

          NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I.

                         REPRESENTATIONS AND WARRANTIES

          Each Stockholder hereby represents and warrants to the Lender as follows:

          Section 1.01. Due Authority. (a) Such Stockholder has full power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform such Stockholder's obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of such Stockholder and, assuming its due authorization, execution and delivery by Incara and the Lender, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors' rights generally and by general principles of equity.

               (b) There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

          Section 1.02. No Conflict; Consents. (a) The execution and delivery of this Agreement by such Stockholder do not, and the performance by such Stockholder of such Stockholder's obligations under this Agreement and the compliance by such Stockholder with any provisions hereof do not and will not,
(i) conflict with or violate any law, statute, rule, regulation, order, writ, judgment or decree applicable to such Stockholder or such Stockholder's Shares,
(ii) conflict with or violate the Stockholder's charter, bylaws, partnership agreement or other organizational documents, if applicable, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of such Stockholder's Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or such Stockholder's Shares are bound.

               (b) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

          Section 1.03. Title to Shares. (a) Such Stockholder is the record or beneficial owner of such Stockholder's Shares free and clear of any proxy or voting restriction. The Shares set forth opposite such Stockholder's name on Exhibit A hereto constitute all of the shares of Incara Common Stock owned of record or beneficially by such Stockholder (except as noted on Exhibit A with respect to Clayton I. Duncan) or issuable upon the exercise of Incara Options held by such Stockholder.

               (b) Such Stockholder has, and during the Proxy Term (as defined below) will have, the sole voting power with respect to the matters set forth in
Article II hereof with respect to all of the Shares held by the Stockholder, with no restrictions on such rights, subject to applicable laws and the terms of this Agreement.

          Section 1.04. No Encumbrances. Such Stockholder's Shares and the certificates representing such Shares are now, and at all times during the Proxy Term hereof (except as noted on Exhibit A) will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all claims, liens, charges, pledges, encumbrances, proxies, voting trusts and voting agreements, understandings or arrangements providing for any right on the part of any Person (as defined in the Purchase Agreement) other than such Stockholder to vote such Shares except any such encumbrances or proxies arising under this Agreement.

          Section 1.05. Acknowledgment of Reliance. Such Stockholder understands and acknowledges that Lender is entering into the Purchase Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.


                                   ARTICLE II.

                            COVENANTS OF STOCKHOLDERS

          Each Stockholder hereby covenants and agrees with Lender as follows:

          Section 2.01. Transfer of Shares. Other than in connection with the Merger, during the Proxy Term each Stockholder shall not (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of such Stockholder's Shares, (b) deposit such Stockholder's Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto, or (c) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement.

          Section 2.02. Voting of Shares; Further Assurances. (a) Each Stockholder, by this Agreement, with respect to those Shares that such Stockholder owns of record, does hereby constitute and appoint Lender, or any nominee of Lender, with full power of substitution, during and for the Proxy Term, as such Stockholder's true and lawful attorney and irrevocable proxy, for and in such Stockholder's name, place and stead, to vote each of such Shares as such Stockholder's proxy, at every meeting of the stockholders of Incara or any adjournment thereof or in connection with any written consent of Incara's stockholders, (i) in favor of (A) the execution and delivery of the Purchase Agreement and the consummation of the transactions contemplated thereby (including, without limitation, the issuance of the Incara Warrant and the execution and delivery of the Amendment) and (B) the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any Alternative Transaction (as defined in the Purchase Agreement) and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Incara or ICT under the Purchase Agreement or any Other Transaction Document (as defined in the Purchase Agreement), and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Purchase Agreement and the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents that are necessary or appropriate in order to effectuate the foregoing or, at the request of Lender, to permit Lender to vote such Shares directly. Each Stockholder further agrees to cause the Shares beneficially owned by such Stockholder to be voted in accordance with the foregoing. Each Stockholder intends this proxy to be irrevocable and coupled with an interest during the Proxy Term and hereby revokes any proxy previously granted by such Stockholder with respect to such Stockholder's Shares.

               (b) Each Stockholder hereby further agrees, with respect to any Shares not voted by Lender pursuant to paragraph (a) above, that during the Proxy Term, at any meeting of stockholders of Incara, however called, or in connection with any written consent of Incara's stockholders, such Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by such Stockholder, except as specifically requested in writing by Lender in advance, (i) in favor of (A) the execution and delivery of the Purchase Agreement and the consummation of the transactions contemplated thereby (including, without limitation, the issuance of the Incara Warrant and the execution and delivery of the Amendment) and (B) the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any Alternative Transaction and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Incara or ICT under the Purchase Agreement or any Other Transaction Document, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Purchase Agreement and the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents that are necessary or appropriate in order to effectuate the foregoing.

               (c) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the earlier to occur of
(i) the  consummation of the Merger in accordance  with the Merger  Agreement or
(ii) January 31, 2004.

               (d) Each Stockholder agrees that such Stockholder will not enter into any agreement or understanding with any Person or take any action during the Proxy Term that will permit any Person to vote or give instructions to vote the Shares in any manner inconsistent with the terms of this Section 2.02. Each Stockholder further agrees to take such further action and execute such other instruments as may be reasonably necessary to effectuate the intent of this

Agreement, including without limitation, any number of proxies and other documents permitting Lender to vote the Shares or to direct the record owners thereof to vote the Shares in accordance with this Agreement.

          Section 2.03. Certain Events. Each Stockholder agrees that, during the Proxy Term, this Agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation, if applicable, such Stockholder's heirs, guardians, administrators or successors.

          Section 2.04. Stop Transfer. (a) Each Stockholder agrees with, and covenants to, Lender that such Stockholder shall not request during the Proxy Term that Incara register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement. With respect to any Shares in certificated form, Incara shall issue stop transfer instructions to its transfer agent regarding each Stockholder's Shares within ten (10) Business Days (as defined in the Purchase Agreement) after the date hereof, in such form as is acceptable to the Lender.


                                  ARTICLE III.

                               GENERAL PROVISIONS

          Section 3.01. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

          Section 3.02. Entire Agreement. This Agreement and those documents expressly referred to herein (including the Purchase Agreement, the Other Transaction Documents and the Merger Agreement), contain the sole and entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior discussions and agreements between the parties with respect to the subject matter hereof.

          Section 3.03. Amendments. This Agreement may not be modified, amended, waived, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto; provided, however, that Lender may in writing waive or consent to a modification of any provision of this Agreement with respect to any Stockholder without the agreement of any other party hereto.

          Section 3.04. Assignment. This Agreement shall not be assigned by operation of law or otherwise by any Stockholder without the prior written consent of the Lender.

          Section 3.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its heirs, successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          Section 3.06. Specific Performance. The parties hereto agree that the Lender would suffer irreparable damage and harm in the event that any provision of this Agreement is not performed by any Stockholder in accordance with the terms hereof or is otherwise breached. It is accordingly agreed that the Lender shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement by any Stockholder and to enforce specifically the terms and provisions hereof, in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the Lender may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

          Section 3.07. Choice of Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement and any and all matters arising directly or indirectly herefrom ("Agreement Matters") shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely in such state, without giving effect to the conflict of law principles thereof. Each of the parties hereto hereby (i) irrevocably consents and submits to the co-exclusive jurisdiction of the state and federal courts located in the Southern District of New York, New York County (and of the appropriate appellate courts from any of the foregoing) in connection with any suit, arbitration, mediation, action or other proceeding (each a "Proceeding") directly or indirectly arising out of or relating to any Agreement Matter; provided that a party to this Agreement shall be entitled to enforce an order or judgment of such a court in any United States or foreign court having jurisdiction over the other party hereto, (ii) irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding which is brought in any such court has been brought in an inconvenient forum, (iii) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein, and (iv) agrees that service of any summons, complaint, notice or other process relating to such Proceeding may be effected in the manner provided for the giving of notice hereunder. EACH PARTY TO THIS AGREEMENT (INCLUDING ANY PERSON WHO SUBSEQUENTLY BECOME A PARTY TO THIS AGREEMENT AFTER THE DATE HEREOF) hereby KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

          Section 3.08. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

          Section 3.09. Exculpation. No Stockholder shall have any liability or obligation whatsoever under or by reason of this Agreement because of a breach by any other Stockholder of its obligations, representations or warranties hereunder or thereunder.

          Section 3.10. Notices. All notices and other communications required or permitted to be given pursuant to this Agreement shall be in writing signed by the sender, and shall be deemed duly given (i) on the date delivered if personally delivered, (ii) on the date sent by telecopier with automatic confirmation by the transmitting machine showing the date of such transmission and the proper number of pages were transmitted without error, (iii) on the Business Day after being sent by Federal Express or another recognized overnight mail service which utilizes a written form of receipt for next day or next Business Day delivery, or (iv) three (3) Business Days after mailing, if mailed by United States postage-prepaid certified or registered mail, return receipt requested, in each case addressed to the applicable party at the address set forth below; provided that a party hereto may change its address for receiving notice by the proper giving of notice hereunder:


          If to Lender, to:

               c/o Xmark Fund, Ltd. and Xmark Fund, L.P.
               152 West 57th Street. 21st Floor
               New York, New York 10019
               Attn:  Mitchell D. Kaye and David Cavalier
               Telephone:  212.247.8200
               Facsimile:  212.247.1329

          with a copy to (which shall not constitute notice):

               Lowenstein Sandler PC
               65 Livingston Avenue
               Roseland, New Jersey 07068-1791
               Attention: John D. Hogoboom, Esq.
               Telephone: 973.597.2500
               Facsimile: 973.597.2400

          If to Incara, to:

                  Post Office Box 14287 (if by U.S. Mail)
                  79 T.W. Alexander Drive
                  4401 Research Commons, Suite 200
                  Research Triangle Park, North Carolina 27709
                  Attn: Clayton I. Duncan
                  Telephone: 919.558.8688
                  Facsimile: 919.544.1245
          with a copy to (which shall not constitute notice):

               Wyrick Robbins Yates & Ponton LLP
               4101 Lake Boone Trail, Suite 300
               Raleigh, North Carolina 27607
               Attn: Larry E. Robbins, Esq.
               Telephone: 919.781.4000
               Facsimile: 919.781.4865


and if to any of the Stockholders, at the address or facsimile transmission number specified below its name on the signature pages hereto (or, in the case of Persons who become parties hereto subsequently, at their last addresses or facsimile transmission numbers shown on the record books of Incara). Any Person who becomes a Stockholder shall provide its address and facsimile number to Incara, which shall promptly provide such information to Lender and each of the other Stockholders.



      (Remainder of page intentionally left blank; signature pages follow)

          IN WITNESS WHEREOF, the parties have duly executed this Voting Agreement as of the date first written above.


                                    INCARA PHARMACEUTICALS CORPORATION


                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    GOODNOW CAPITAL, L.L.C.


                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    "STOCKHOLDERS"



                                    --------------------------------------------
                                    Clayton I. Duncan


                                    --------------------------------------------
                                    Richard W. Reichow


                                    --------------------------------------------
                                    James D. Crapo

                                    Address for
                                    Notice for each Stockholder:

                                    c/o Incara Pharmaceuticals Corporation
                                    P.O. Box 14287 (if by US Mail)
                                    79 T.W. Alexander Drive
                                    4401 Research Commons, Suite 200
                                    Research Triangle Park, North Carolina 27709
                                    Facsimile: 919-544-1245





                      (Signature Page to Voting Agreement)

                                    EXHIBIT A
                                    ---------


                                                             Number of Shares of
                              Number of Shares of            Incara Common Stock
                              Incara Common Stock               Issuable Upon
Name of Stockholder           Owned by Stockholder           Exercise of Options
-------------------           --------------------           -------------------

Clayton I. Duncan                   729,170+*                    3,362,786

Richard W. Reichow                  393,886                      2,265,530

James D. Crapo                      791,955                      1,941,000





+ Includes 144,190 shares pledged to a financial institution as security for a loan.
* Excluded 48,000 shares of Incara Common Stock beneficially owned by one of Clayton I. Duncan's children.